CUSIP No. 828813105


                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number..........3235-0145
                                                   Expire........August 31, 1999
                                                   Estimated average burden
                                                   hours per response......14.90
                                                   -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                       Simon Transportation Services, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    828813105
                                   -----------
                                 (CUSIP Number)

                                December 31, 1999
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [ ]        Rule 13d-1(c)
         [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                                Page 1 of 4 Pages

CUSIP No. 828813105

--------------------------------------------------------------------------------

1.       Name of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).
              Richard D. Simon
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ----
         (b)
            ----
--------------------------------------------------------------------------------

3.       SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization   United States
                                               ---------------

--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power         962,570
Shares                                                      ------------
Beneficially
Owned by Each              6.       Shared Voting Power
Reporting
Person With:               7.       Sole Dispositive Power    962,570
                                                            ------------
                           8.       Shared Dispositive Power
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person  962,570
                                                                      ----------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o

11.      Percent of Class Represented by Amount in Row (11)        15.75
                                                                ------------

12.      Type of Reporting Person (See Instructions)     IN
                                                       ------




         Includes 915,148 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 38,819 shares of Class A Common Stock under the Company's 401(k) plan as of the December 4, 1999 plan statement, the latest statement available under the plan. As a result, Mr. Simon controls stock possessing 30.7% of the voting power of all outstanding Simon Transportation stock.



                                Page 2 of 4 Pages

CUSIP No. 828813105





Item 1.

         (a)        Name of Issuer:  Simon  Transportation  Services,  Inc. (the
                    --------------
                    "Company")

         (b)        Address of Issuer's Principal  Executive Offices:  5175 West
                    ------------------------------------------------
                    2100 South, West Valley City, Utah 84120

Item 2.

         (a)        Name of Person Filing:           Richard D. Simon
                    ---------------------

         (b)        Address of Principal Business Office:  5175 West 2100 South,
                    ------------------------------------
                    West Valley City, Utah 84120

         (c)        Citizenship: United States

         (d)        Title of Class of Securities: Class A Common Stock, $.01 Par
                    -----------------------------
                    Value per share *

         (e)        CUSIP Number: 828813105
                    ------------

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a)        Amount Beneficially owned:       962,570


         (b)        Percent of Class:                 15.75%


         (c) Number of shares as to which the Reporting Person has:

             (i)    sole power to vote or to direct the vote:      962,570

             (ii)   shared power to vote or to direct the vote:
                                                                -------------
             (iii)  sole  power to  dispose  or to direct  the  disposition  of:
                                                                   962,570
                                                                   ----------
             (iv)   shared power to dispose or to direct the disposition of:
                                                                            ----


         * Includes 913,751 shares of Class B Common Stock held by Richard D. Simon, Trustee of the Richard D. Simon Revocable Trust, UTAD 2/12/93, of which Mr. Simon's children are beneficiaries. Mr. Simon disclaims beneficial ownership of these securities and this report should not be deemed an admission that the reporting person is the beneficial owner of such securities. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (i) at any time at the election of the holder, and (ii) automatically upon transfer to any person other than members of Mr. Simon's immediate family. Mr. Simon holds 38,819 shares of Class A Common Stock under the Company's 401(k) plan as of the December 4, 1999 plan statement, the latest statement available under the plan. As a result, Mr. Simon controls stock possessing 30.7% of the voting power of all outstanding Simon Transportation stock.

                                Page 3 of 4 Pages

CUSIP No. 828813105


Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.     Certification

         Not applicable.






                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               DATED:     February 9, 2000




               By: /s/   Brian G. Lloyd, Attorney-in-Fact
                   --------------------------------------
                    Richard D. Simon, Chairman of the Board,
                    President, and Chief Executive Officer

               * Richard D. Simon, by Brian G. Lloyd, Esq.
               Attorney-in-Fact, pursuant to a Power of Attorney dated February 4, 2000, a manually signed copy of which is on file with the Commission and incorporated herein by reference



                                Page 4 of 4 Pages

CUSIP No. 828813105


                                    EXHIBIT A
                                    ---------


         The undersigned agrees that this Amendment No. 3 to Schedule 13G of Richard D. Simon relating to shares of Common Stock of Simon Transportation Services, Inc. shall be filed on behalf of the undersigned.




                  Date:    February 9, 2000



                  By:      Brian G. Lloyd, Attorney-in-Fact
                           --------------------------------
                  *Richard D. Simon, by Brian G. Lloyd, Esq.,
                  Attorney-in-Fact, pursuant to a Power of Attorney dated February 4, 2000, a manually signed copy of which is on file with the Commission and incorporated herein by reference


S                                        Page 5 of 4 Pages